ITC Holdings Corp.
Investor Presentation
January 2012
ITC Holdings Corp.
ITC Holdings Corp.
Investor Presentation
Investor Presentation
January 2012
January 2012
Filed by ITC Holdings Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ITC Holdings Corp.
Commission File No. 001-32576

Safe Harbor Language & Legal Disclosure

This presentation contain certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange
Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.
Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.
The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Safe Harbor Language & Legal Disclosure

ITC and Mid South TransCo LLC (“TransCo”) will file registration statements with the SEC registering shares of ITC common stock and TransCo common units to be issued to Entergy Corporation (“Entergy”) shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC’s shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations,
27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000
This presentation is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy may be found in its 2010 Annual Report on Form 10-K filed with the SEC on February 28, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on March 24, 2011. Information about the directors and executive officers of ITC may be found in its 2010
Annual Report on Form 10-K filed with the SEC on February 23, 2011, and its definitive proxy statement relating to its 2011
Annual Meeting of Shareholders filed with the SEC on April 21, 2011.

ITC Overview ITC Overview

MINNESOTA
MICHIGAN
IOWA
ILLINOIS
MISSOURI
KANSAS
OKLAHOMA
ITC Transmission
METC
ITC Midwest
ITC Great Plains
ITC Panhandle Transmission
Green Power Express
KETA Project
Kansas V-Plan
Hugo to Valliant

Overview of Current ITC
• ITC’s pure play, fully regulated independent
transmission model creates a unique,
structurally advantaged infrastructure
portfolio
• Attractive FERC rate structures and
regulatory features support investment and
timely return of and on capital
– Forward looking rates combined with
attractive ROE’s and capital structures
allow for superior cash generation
– Consolidated capital structure further
enhances incremental shareholder returns
to low 20% range
• Actively developing transmission
infrastructure required for reliability needs
and emerging long-term energy policy
– Portfolio of currently actionable investment
opportunities drives growth and value
creation

Organization
Budget
Core Business
Strategic Plan
Development
Execution

6

• Multi-faceted strategy leverages our sole
focus on transmission infrastructure
investment
• Achieve and maintain best-in-class in core
operations
– Includes reliability, security and safety
– Improvements over the years reflective of
our investments and business practices
– Non-discriminatory access to all generating
resources
– Fundamental core strategy serves as an
important building block for development
efforts
• Leader in the development of a 21
st
century
grid
– Transmission outlook provides for
significant investment opportunities
– Thought leader in advocating and
facilitating transmission development
– Proven capabilities and strategically
advantaged
Overview of ITC
STRATEGY

Transmission Investment
REGULATORY REFORM
• FERC Order 1000
– Issued in July 2011, provides key principals on
transmission planning and regional cost
allocation
– ITC has long advocated for planning and cost
allocation policy reforms within Order 1000;
should serve to promote regional transmission
projects
• SPP implemented new cost allocation policy and
planning process
– Highway / Byway cost allocation provides for
regional cost allocation for projects 300kV+
– Integrated Transmission Planning (ITP) process
is a comprehensive, longer-term process
• MISO implemented new cost allocation policy and
has undertaken regional planning process
– In December 2010, FERC approved regional cost
allocation for multi-value projects (MVPs) which
are projects with a regional impact and are
intended to facilitate policy mandates
– Regional Generation Outlet Study (RGOS)
undertaken to identify regional transmission
needs
– First basket of RGOS projects / MVPs approved
in December 2011

OPERATING COMPANY/DEVELOPMENT PROJECT	ALLOWED ROE
ITC*Transmission*	13.88%
METC	13.38%
ITC Midwest	12.38%
Development – South Central[1]	12.16%
Development – North Central[2]	12.38%

Financial Highlights
• Predictable and visible financial results driven by FERC formulaic ratemaking model
– FERC rate-setting mechanism ensures timely recovery of return on and of investments as well as operating and administrative expenses
– Annual forward looking rate setting process with true-up for actual differences
• Significant regulated earnings growth driven by capital investment plan coupled with attractive incentive ROE’s and capital structures at regulated subsidiaries
• Existing and development operating companies are capitalized with 60% equity
• Committed to maintaining strong investment grade ratings at both operating company and holding company levels
(1) Reflects FERC approved ROE for ITC Great Plains.
(2) Reflects FERC approved ROE for Green Power Express. 8

Five-Year Capital Plan

$3.9 billion infrastructure investment

EARNINGS PER SHARE
+ 15–17% CAGR
Development
$1,364 mm
Generator
Interconnections
$1,032 mm
Base Capital
Plan
$1,533 mm
5 YEARS

Stand Alone Five-Year Capital Plan

Projected End of Year Rate Base
CAGR 14%
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$2.6 B
$2.9 B
$3.4 B
$4.2 B
$4.5 B
$4.9 B
$999
$692
$861
$981
$821
$935
$135
$986
$903
$1,171
$330
$1,262
$1,066
$1,343
$441
$1,222
$1,149
$1,462
$513
$1,442
$1,159
$1,572
$495
$237
2010E
2011E
2012E
2013E
2014E
2015E
ITC*Transmission*
METC
ITC Midwest
Development – South Central
Development – North Central

Projected Year-End Rate Base 10 *Based on stand alone capital plan

SOURCES OF CASH	2011	2011–2015
Operating Cash Flow	$ 400	$ 2,382
Debt Issuances	60	1,745
Equity Issuances	–	–
Change in Revolver/Other	189	831
Total Sources of Cash	**$ 649**	**$ 4,959**

USES OF CASH	2011	2011–2015
Investing Cash Flow	$ 579	$ 3,818
Common Dividends	69	414
Maturing Long Term Debt	–	727
Total Cash Requirement	**$ 649**	**$ 4,959**

• Total cash requirements to execute five-
year plan total approximately $5.0 billion
– Cash inflows support funding of capital
expenditures, dividends and
retirements of existing debt
– Internally generated operating cash
flow expected to fund approximately
48% of the overall cash requirement
• Remain committed to investment grade
credit ratings
– Five-year capital plan positions
company well to maintain investment
grade ratings
• New equity issuances are not anticipated
to fund current five-year capital plan
Amounts in $MM
Funding of Capital Requirements

*Based on stand alone capital plan

Transaction Overview Transaction Overview

Transaction Overview

Transaction Structure
• Reverse Morris Trust - Entergy’s transmission business merges into ITC
• Prior to merger, Entergy to pursue a levered tax free spin-off of its transmission business and ITC plans to effectuate a recapitalization, anticipated to be debt-
financed special dividend of $700 million
• 100% stock consideration
ITC Shareholders
Post-Merge
• 50.1% Entergy shareholders
• 49.9% ITC shareholders
ITC Senior
Mgmt & Board
• Two new independent directors who have transmission industry knowledge and familiarity with Entergy’s region
• ITC’s management team will remain intact for combined business, supplemented with key Entergy leadership personnel from Entergy’s transmission business
Headquarters
• Regional headquarters in Jackson, MS
• Corporate headquarters in Novi, MI
Expected Closing • In 2013, subject to timing of approvals
Approval Process • Entergy retail regulatory approvals
• Federal Energy Regulatory Commission approvals
• ITC shareholder approval
• Certain other regulatory approvals

ITC Transmission
METC
ITC Midwest
ITC Great Plains
Entergy Transmission
Operating Subsidiaries
Green Power Express
KETA Project
Kansas V-Plan
Hugo to Valliant

14

Compelling Strategic Fit

• Provides long-term sustainable benefits for all
stakeholders including customers, regulators,
employees, and investors
• Transformational to ITC size, scale and financial
strength
• Enhances credit quality
• Adds sizeable new markets to ITC’s operating and
development portfolio; diversifies and enhances
growth prospects through expanded footprint
– Largest electric transmission company in the U.S.
based on net PP&E and load served
– Second largest transmission company in the U.S.
based on transmission circuit miles
– Significantly expands geographic footprint
– Increased geographic and market diversification
– Transition of Entergy transmission business to
FERC construct reduces overall business risk
profile
– De-risks and diversifies development growth
portfolio
– Provides additional avenue of sustainable long-
term growth through needed upgrades of existing
Entergy system

Net transmission PP&E ($bn)**
$6.3
$5.7
$5.5
$4.8
$4.5
$4.4
$3.7
$3.4
$3.4
$3.2
$3.1
$2.9
$2.9
$2.6
$2.6
$2.5
$2.3
$2.2
PF ITC
AEP
SO
DUK
PCG
EIX
MidAm
Oncor
XEL
ITC
Entergy
EXC
NG
NU
PGN
ED
NEE
FE

Leading Transmission Platform

• Further establishes ITC as the leading transmission platform in the U.S.
– Largest electric utility based on total transmission net PP&E & peak load served
Transmission Business
Network System Peak Load 26,100 MW 28,000 MW
Service Area Seven states – including
footprint in Michigan, Iowa,
Minnesota, Illinois,
Missouri, Kansas &
Oklahoma
Four states – including
footprint in Arkansas, Texas,
Louisiana and Mississippi
Total Transmission Miles Approximately 15,100
miles
Approximately 15,700 miles
9/30/2011 Net PP&E $3.2 billion $3.1 billion
RTO Membership MISO & SPP Currently Independent
Coordinator of Transmission
with anticipated full transition
to MISO by December 2013
Full Time Equivalent
Employees
Approximately 450* Approximately 750*
* Excludes contract work force
** ITC, ETR & Pro forma ITC net PP&E as of 9/30/2011 based on GAAP, all other amounts per June 30, 2011 FERC Form 1

Transparency
Independent Model
Benefits of ITC independent
transmission model
Transparency
Improved
Reliability
Aligned with
Public Policy
Operational
Excellence
Improved Credit
Quality
Competitive
Markets
Reduced System
Congestion
Enhanced Generator
Interconnections

Transaction will be Credit Quality
Accretive…
• Transaction premised on transitioning Entergy transmission business to FERC formulaic ratemaking construct, consistent with existing ITC operating companies
Generates predictable revenues based on actual capital investment and expenses
Additional protections to existing strict credit policies at MISO and SPP
• Significantly enhanced balance sheet strength, increasing ITC’s net PP&E by over $3.1bn*
• Addition of the Entergy transmission business will significantly broaden and de-risk ITC’s investment pipeline
• Experienced management team with credibility and proven track record focused on preserving credit quality as an integral component of the business plan

*Entergy transmission business net PP&E as of 9/30/2011
– Adoption of annual forward looking rate setting process with true-up mechanism ensures timely recovery of and return on investments, as well as operating and administrative expenses
– FERC approved regulatory construct will support credit quality going forward
– The addition of Entergy’s operations in four states will afford ITC greater geographic  and counterparty diversification
– Perpetuates ITC’s existing supportive regulatory model
– Maintenance of strong pro forma credit metrics in addition to increased scale
– Improved capital markets access and liquidity post-transaction
– System upgrades and in-footprint development opportunities will create a meaningful new avenue for capital investment
– Committed to maintaining strong investment grade ratings at both operating company and holding company levels

ITC HOLDINGS CORP. AND SUBSIDIARIES CREDIT RATINGS				
	Moody's		S&P	
	RATING	OUTLOOK	RATING	OUTLOOK

• ITC expects to maintain its current solid investment grade credit ratings and achieve similar investment grade credit ratings for the merged entities
– ITC Holdings and subsidiaries were upgraded by S&P upon announcement of the transaction
– Moody’s re-affirmed its ratings upon transaction announcement
• Transaction expected to be credit metric neutral for ITC
– Reaffirms strong investment grade credit metrics
– Enhanced credit quality due to diversified growth platform and improved balance sheet size / increased scale
…While Maintaining Credit Metrics

ITC Holdings              Baa2       Stable            BBB      Stable
ITCTransmission
A1 Stable                A          Stable
METC A1 Stable                A          Stable
ITC Midwest A1 Stable                A          Stable
ITC Great Plains        Baa1 Stable BBB+      Stable

Approvals & Timeline
• The transaction is targeted to close in 2013, subject to receipt of the following approvals and closing conditions
• Anticipated Approval Requirements*
* Approvals may be required in Missouri and Tennessee due to limited assets in those territories. Approval may be required in Oklahoma for ITC.

Entergy Retail Regulators
(APSC, LPSC, MPSC,
PUCT, CCNO)
• Change of control of transmission assets
• Authorization to incur debt in some jurisdictions
FERC • Change of control of transmission assets
• Establish new regulatory construct for new ITC subsidiaries
• Authorization for operating company financings
Hart-Scott-Rodino Act
(DOJ / FTC)
• Pre-merger notification to review potential antitrust and competition issues
IRS Private Letter Ruling • Ruling regarding tax-free treatment of the distribution of Transco Holdco
ITC Shareholders • Merger
• Amendment to ITC Articles of Incorporation to increase the number of authorized shares
• Authorization for issuance of greater than 20% of outstanding shares

Preliminary Financing Structure

ITC Holdings Corp.
ITCTransmission
Mid South TransCo HoldCo
METC ITC Midwest ITC Great Plains
Mid South OpCos
ITC Transmissio $mm
First Mtge Bonds $385
$100mm revolver 4
Total debt $389
METC $mm
Senior Sec. Notes $275
$100mm revolver 17
Total debt $292
ITC Midwest $mm
First Mtge Bonds $325
$150mm revolvers 72
Total debt $397
ITC Great Plains $mm
First Mtge Bonds $-
$150mm revolver 41
Total debt $41
Mid South OpCos $mm
First Mtge Bonds $1,200
Revolvers -
Total debt $1,200
Mid South TransCo HoldCo $mm
Unsecured notes $575
Revolver -
Total debt $575
Note: 9/30/2011 debt balances
~$700mm senior unsecured notes (anticipated to be funded pre-
closing with M&A unwind feature)
ITC Holdings $mm
Unsecured notes $1,462
Transaction notes 700
Total debt $2,162
$1.2bn First Mortgage Bonds across OpCos
OpCo credit facility(s)
Up to $575mm senior unsecured notes
Executed at close of transaction
No change
Transaction adjustments
Anticipated cross guarantee between ITC Holdings and Mid
South TransCo HoldCo

Financial Policy
• Pro forma company will be capitalized to maintain strong, investment grade credit metrics
– Transaction financing will include a balanced mix of equity and debt
– Overall capitalization and funding plans position ITC well to maintain strong investment grade ratings
• Balance sheet strength and financial flexibility remain a critical aspect of pro forma strategy
– Transaction specifically structured to maintain pro forma credit metrics consistent with stand alone plan
• Pro forma company will maintain a strong and prudent liquidity profile
• ITC to maintain current dividend policy with pro forma business

Summary and Conclusions

• Pro forma ITC will continue to generate reliable, predictable and consistent cash flows
– Forward-looking tariff will be in effect for all operating companies, including the Entergy operating companies
Formulaic rate setting mechanism with annual adjustments and true-up mechanism
– Generates predictable revenues based on projected capital investments and expenses
• Transaction will be credit quality accretive and will allow for maintenance of strong investment grade credit metrics
– Balance sheet strength and flexibility remains critical aspect of pro forma strategy
– Company will maintain strong and prudent liquidity
• Supportive regulatory environment
– FERC continues to promote transmission investment and the independent transmission model
– ROE levels support strong credit quality
– Operating company capital structures facilitate credit quality and access to capital
• Resiliency of business model and ratemaking structure
– Predictable annual rate setting mechanism provides certainty, stability, and recoverability
– A similar rate construct will be put in place in the Entergy transmission jurisdictions

Appendix Appendix

ITC *Transmission*, METC, ITC Midwest & ITC Great Plains
Rates and Rate Setting	■ Formula Rate • FERC approved forward looking rate-setting mechanism • Annual adjustment to rates based on projected revenue requirement ■ Transmission charges comprise small proportion, approximately 7%, of customers' bills [1]
Regulation	■ FERC jurisdiction only for rate regulation ■ State regulation for siting and permitting
Allowed ROE	■ FERC-approved ROE with 60% equity component • ITC *Transmission* – 13.88% • METC – 13.38% • ITC Midwest – 12.38% • ITC Great Plains – 12.16% • Green Power Express – 12.38%
Outcome	■ Pure play transmission business ■ Invest in transmission to improve reliability, reduce congestion, and facilitate access to all generation ■ Achieved ROE equal to approved ROE at the operating companies ■ Consolidated equity capital returns in the low 20% range

ITC

ITC Regulatory Structure (1) Source: EIA Annual Energy Outlook 2010. 24

Step 1
Establish Projected Rate Base
Weighted Average Cost of Capital
Projected Allowed Return
Step 2
Projected Allowed Return
Projected Operating Expenses
Projected Taxes and Depreciation & Amortization
Projected Revenue Requirement (1)
Step 3
Projected Revenue Requirement
Projected Revenue Credits
Projected Network Load
Calculated Projected Rate

Projected Formula Rate Mechanism

• Other important attributes of formula rate
– Projected rates reset annually through posting with regional transmission operator without the need for rate cases
– Projected rate applied to actual monthly peak load
Annual true-up in place for any differences in projected load as well as difference in any other projected inputs in formula (e.g., capital investments, operating expenses, etc.)
Ensures timely recovery of and on capital investment; largely eliminates lag
– SPP rate setting mechanism does not include a “Network Load” component; revenue requirements are collected on a load ratio share basis
(1) ITC Great Plains calculates a revenue requirement and does not calculate a rate.

1
Entergy shareholders
Entergy
Transmission business
Internal separation
Cash from financing
2
Entergy shareholders
Entergy
Mid South TransCo LLC
OpCos
3
ITC shareholders
ITC
Special dividend
4
Entergy shareholders
Entergy
Mid South TransCo LLC
OpCos
ITC shareholders
ITC
ITC stock
Merge into ITC
ITC Merger Sub

Entergy shareholders
100%
Entergy
50.1%
ITC shareholders
49.9%
ITC Holdings
Mid South TransCo LLC
ITC OpCos
OpCos

26

$1.775b of newly-issued debt will
be raised at Entergy’s
transmission business, the
proceeds from which will be
distributed to Entergy
Entergy will create and
distribute new Transco (“Mid
South TransCo LLC “) to
Entergy shareholders
Prior to the merger, ITC will recapitalize,
currently anticipated to be a one-time
$700mm special dividend to existing
shareholders, funded by newly-issued senior
unsecured notes at ITC Holdings
Mid South TransCo LLC will subsequently merge
with ITC Merger Sub; Entergy shareholders will
receive 50.1% ownership in the combined company
Transaction Key Steps
ITC Pro Forma Structure

METC Acquired in 2006
FERC approval required; signaled
ongoing support of independent model
and resulting benefits
ITCTransmission
Acquired in 2003
FERC approval required;
foundation for company
Proven ITC Transaction Experience

IP&L Acquired in 2007
FERC approval and four state
jurisdictional approvals required;
achieved all approvals in support of
independent business model and
much needed transmission investment
for acquired system

Energy Efficiency
Electric Cars
National Security
New Generation Sources
Renewable Integration
Stricter Environmental Standards
Power Plant Closures
Reliability Needs

Transmission Investment INVESTMENT OPPORTUNITY LANDSCAPE 28

Five-Year Capital by Business Unit

20%
17%
8%
27%
28%
ITC Transmission
METC
ITC Midwest
Development–South Central
Development–North Central

Five-Year Capital by Business Unit

$1,000
$800
$600
$400
$200
$0
$611
$140
$243
$161
$68
$862
$12
$167
$275
$199
$210
$743
$41
$150
$191
$142
$219
$850
$90
$277
$185
$105
$193
$864
$162
$326
$194
$76
$106
2011E
2012E
2013E
2014E
2015E

Stand Alone Five-Year Capital Plan 29

MICHIGAN

OKLAHOMA
ARKANSAS
Hugo

NEBRASKA
KANSAS

KANSAS
OKLAHOMA
TEXAS

Project	Thumb Loop	Hugo to Valliant	KETA	Kansas V-Plan
Description				
Estimated Cost				
Status				
Estimated In-Service Date				
Five-Year Capital Plan Investment				

ITC

Stand Alone Five-Year Capital Plan
KEY CAPITAL PROJECTS

140 mile, 345kV line; four
new substations
Approximately $510 million
Received siting approval  in
February 2011; pre-
construction activities / ROW
acquisition underway
Phase 1 in late 2013 and
Phase 2 in 2015
Generator Interconnections
18 mile, 345kV line and new
substations
Approximately $35 million
ROW acquisition is complete
and construction underway
Mid-2012
Development
225 mile, 345kV line; ITC’s
portion is ~174 miles
Approximately $175 million
ROW acquisition is complete
and construction is underway
for both Phases
Phase 1 in mid-2012 and
Phase 2 in mid-2013
Development
200 mile, 345kV line; ITC’s
portion is ~120 miles
Approximately $300 million
Late 2014
Development
Received siting approval in
July 2011; pre-construction
activities / ROW acquisition
underway